P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-4294
michael_drayo@vanguard.com

April 20, 2016

Asen Parachkevov, Esq.
	U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Variable Insurance Funds
File No. 33-32216

Dear Mr. Parachkevov,

This letter responds to your March 11, 2016 comments on Post-Effective Amendment No. 76 of the above-referenced registrant (the “Trust”) that was filed on January 25, 2016.

Comment 1:	Statement of Information – Investment Advisory Services:

Comment:	Form N-1A Item 19(a)(3) requires the registrant to set forth the method of calculating the advisory fee payable by the fund including the total dollars paid to the adviser and any advisers who are not affiliated with the adviser for the last three fiscal years. Please consider whether the current disclosure meets these requirements.

Response:	Each series of the Trust (each, a “Portfolio” and collectively, the “Portfolios”) discloses its method of calculating advisory fees including any fulcrum fees. As an example, the
Growth Portfolio makes the following disclosure:

“The Portfolio pays each of its independent third-party investment advisors a base fee plus or minus a performance adjustment. Each base fee, which is paid quarterly, is a percentage of average daily net assets managed by the advisor during the most recent fiscal quarter.
The performance adjustment, also paid quarterly, is based on the cumulative total return of each advisor’s portion of the Portfolio relative to that of the Russell 1000 Growth Index over the preceding 36-month period (60-month period for William Blair & Company).”

The disclosure also sets forth the aggregate amount of advisory fees paid by a Portfolio
(including separate disclosure of fulcrum fee amounts) during its last three (3) fiscal years.
In accordance with our multi-manager exemptive relief (see Vanguard Convertible
Securities Fund, et al. May 29, 2003), we are not required to separately disclose the fees paid to external advisers on an adviser by adviser basis.

Asen Parachkevov, Esq.
April 20, 2016

We believe the disclosure is consistent with both the form requirement and exemptive relief, and does not plan to make any changes.

Comment 2(a):	Prospectus – Fees and Expenses:
Comment:	Please file an updated fee table in your correspondence so that it may be reviewed.

Response:	As requested, updated fee tables for the Portfolios have been filed with this letter. See
Exhibit A.

Comment 2(b):	Prospectus – Fees and Expenses – Money Market Portfolio:
Comment:	Confirm that there is no ability to recoup the amount of net operating expenses voluntarily waived.

Response:	We confirm that the Portfolio is not obligated to repay amounts subject to the temporary expense limitation.

Comment 3:	Prospectus – Purchase and Sale of Shares:
Comment:	Item 6: “Purchase and Sale of Shares” disclosure appears to be missing from the
Prospectus, please include or explain why the information was omitted.

Response:	The Portfolios are mutual funds used solely as investment options for annuity or life insurance contracts offered by insurance companies. The Portfolios’ shares may not be purchased directly, instead they may only be purchased through a contract offered by an insurance company. For this reason, standard Vanguard purchase and sale disclosure is not applicable.

Any minimum and subsequent investment requirements as well as redemption procedures are set forth in the prospectus for the annuity or life insurance program. The Portfolio’s prospectus notes that shares may be redeemed on any business day.

Comment 4(a):	Prospectus – Primary Investment Strategies/Primary Risks – Money Market
Portfolio:
Comment:	As the Portfolio approaches the compliance date of the new money market fund rules in
October 2016, set forth the Portfolio’s plan for complying with the rule, and the plan for updating the Prospectus. (e.g., whether the Portfolio is a retail, government, or institutional money market fund).

Response:	The Trust’s board of trustees (the “Board”) has approved a number of changes in response to the SEC’s 2014 amendments to the rules governing money market funds. In conjunction with these reforms, Vanguard has designated Money Market Portfolio as a retail money market fund. Policies and procedures will be instituted to limit all beneficial owners of the Portfolio to natural persons. Further, in combination with the annual registration statement update, the Portfolio’s prospectus will include a summary of the

Asen Parachkevov, Esq.
April 20, 2016

reform's impact (e.g., disclosures related to discretionary liquidity fees and default liquidity fees), which may be further supplemented and amended in conjunction with subsequent rule effective dates.

Comment 4(b):	Prospectus – Primary Investment Strategies/Primary Risks – Money Market
Portfolio:
Comment:	Confirm what NAV stabilization methods the fund is permitted to use pursuant to its
Declaration of Trust.

Response:	The Trust’s Declaration of Trust of the Registrant neither enumerates nor limits the NAV stabilization options available to the Portfolio.

Comment 4(c):	Prospectus – Primary Investment Strategies/Primary Risks – Money Market
Portfolio:
Comment:	Confirm whether the fund intends to engage in any foreign investments to the extent that merits a foreign disclosure risk in the Principal Risk section.

Response:	We have considered the comment and intend to add a principal risk disclosure on foreign investments.

Comment 4(d):	Prospectus – Primary Investment Strategies/Primary Risks – Short-Term
Investment Grade Portfolio:
Comment:	As the Portfolio uses the term “Short-Term” in its name, please confirm that the
Portfolio’s dollar-weighted average maturity will not exceed three years.

Response:	We believe that the Portfolio’s investment program is consistent with reasonable investors’ expectations for a fund that uses “short-term” in its name. The adopting release for Rule 35d-1 under the Investment Company Act of 1940 states that the purpose of the rule is to prevent an investment company from adopting a name that could mislead investors about the fund’s investments and risks. In the adopting release, the SEC provided guidance that the dollar-weighted average maturity for a short-term bond fund should not exceed 3 years. The text of the rule, however, does not require a 3-year maximum maturity for short-term funds. We believe that under any reasonable interpretation of the adopting release and Rule 35d-1, a dollar-weighted average maturity range of 1-4 years qualifies as “short-term.” For these reasons, we believe that the name of the Short Term Investment Grade Portfolio is not misleading.

Comment 4(e):	Prospectus – Primary Investment Strategies/Primary Risks – Total Bond Market
Index Portfolio, Short-Term Investment Grade Portfolio and High Yield
Portfolio:
Comment:	Consider whether additional risk disclosure is appropriate to reflect potential of volatility and increased redemptions due to the potential impact of tapering of quantitative easing and/or rising interest rates? See IM Guidance Update 2014-1.

Asen Parachkevov, Esq.
April 20, 2016

Response:	We have considered the comment, and believe the current risk disclosure appropriately reflects the Portfolio’s risks.

Comment 4(f)(1):	Prospectus – Primary Investment Strategies/Primary Risks – Conservative
Allocation:
Comment:	What are the securitized investment grade foreign bonds in which the portfolio may indirectly invest? Is it a collateralized obligation (i.e., CDO/CLO?). If that is the case, to what extent is the Fund invested in these products, and how is liquidity determined for these investments?

Response:	The Portfolio is a “Fund of Funds” and does not directly invest in securitized investment grade foreign bonds. The Portfolio may invest in mutual funds that may invest in such instruments. Underlying funds’ securitized investment grade foreign bonds include primarily covered bonds. The Portfolio is not currently exposed to CDOs/CLOs. As of
December 31, 2015, the Portfolio’s indirect exposure to securitized investment grade foreign bonds was less than 1% of its assets.

Comment 4(f)(2):	Prospectus – Primary Investment Strategies/Primary Risks – Conservative
Allocation:
Comment:	What are you using to hedge foreign currency exposure? If this is a principal strategy, please disclose.

Response:	As a Fund of Funds, the Portfolio invests in an underlying mutual fund that invests in foreign bonds issued in currencies other than the U.S. dollar. This underlying fund seeks to hedge any such bond investments typically by using foreign currency exchange forward contracts. We intend to include language indicating that foreign currency exchange forward contracts are used by the underlying fund for currency hedging purposes.

Comment 4(f)(3):	Prospectus – Primary Investment Strategies/Primary Risks – Conservative
Allocation:
Comment:	What is the historical deviation of the large cap U.S. stocks and the small- and mid-cap
U.S. stocks from the target allocation percentage? Disclose the highest and lowest deviation from target and how long did it take the Portfolio to get back to target?

Response:	During the Portfolio’s last fiscal year, the Portfolio’s deviation from its target allocations ranged from 0.1% to 1.1% for the large cap U.S. stocks, and -0.5 to -0.8% for small- and mid-cap U.S. stocks. The average deviation for the period was 0.53% and -0.45%, respectively. Deviations above a certain threshold are typically addressed in a couple of business days. We do not believe the deviations are meaningful and do not intend on disclosing the highest and lowest deviation.

Comment 4(g):	Prospectus – Primary Investment Strategies/Primary Risks – Equity Income
Portfolio:

Asen Parachkevov, Esq.
April 20, 2016

Comment:	The fund discloses that it invests mainly in common stock. If there is anything other than common stock that is part of its principal strategy you should disclose it.

Response:	The Portfolio seeks to track the performance of the S&P 500 Index, which is a benchmark dominated by stocks of large U.S. companies. As a result, the Portfolio’s principal strategy is to own U.S. stocks. Accordingly, we do not plan to revise the principal strategy disclosure.

Comment 4(h):	Prospectus – Primary Investment Strategies/Primary Risks – Mid-Cap Index
Portfolio:
Comment:	Please provide the cap range for the target index.

Response:	As of December 31, 2015, the market capitalization range of the Portfolio’s target index
(i.e., CRSP US Mid Cap Index) was $1.5 billion to $25.2 billion.

Comment 4(i):	Prospectus – Primary Investment Strategies/Primary Risks – Small Company
Growth Portfolio:
Comment:	Disclose the cap range for the small cap companies in which the Portfolio primarily invests.

Response:	We disclose the Portfolio’s median market capitalization in our Item 9 disclosure (i.e.,
$1.5 billion as of December 31, 2015). We do not plan to include the market capitalization range in the prospectus for the following reasons:
(1) Market capitalization ranges are subjective over different time periods and among different investment advisors and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges are varied over time and among advisors and funds.
(2) Ranges change continually because of fluctuations in stock market valuations.
Therefore, disclosure of one range in a prospectus could be misleading when the stock market fluctuates.
(3) A fund’s overall market capitalization range can be very broad and not indicative of where the fund’s overall market capitalization focus is. We believe the median market capitalization is a more useful piece of information for investors concerned with market capitalization.
(4) Form N-1A does not require funds to disclose specific market capitalization dollar ranges.

Comment 4(j):	Prospectus – Primary Investment Strategies/Primary Risks – International
Portfolio:
Comment:	Conform disclosure to requirements that companies should be economically tied to regions outside of U.S, not just located outside U.S.

Response:	We confirm that the Portfolio will invest predominately in stocks of companies economically tied to regions outside of U.S., not just located outside U.S. We note that

Asen Parachkevov, Esq.
April 20, 2016

neither Form N-1A nor the names rule requires specific prospectus disclosure concerning this topic. We believe our existing disclosure is accurate and complies with the existing disclosure requirements, and therefore do not plan to change it.

Comment 5:	Prospectus –Annual Total Returns – Money Market Portfolio:
Comment:	If more than one benchmark is used for comparative purposes, then a description of the additional benchmark should be provided in a footnote.

Response:	We have added a description of the comparative index to the prospectus glossary.

Comment 6:	Statement of Additional Information – Investment Strategies, Risks, and
Nonfundamental Policies – Total Bond Market Index Portfolio, Short-Term
Investment Grade Portfolio, High Yield Portfolio:
Comment:	If derivatives are a principal investment strategy based on their actual use, please disclose such in the Principal Investment Strategies and Principal Risks sections of the Prospectus.

Response:	While the Portfolios may utilize derivatives as part of their investment strategy, they are not the Portfolios’ principal investments. Accordingly, we do not plan to revise the disclosure.

Comment 6:	Tandy Requirements:
As required by the SEC, the Portfolios acknowledge that:

·	The Portfolios are responsible for the adequacy and accuracy of the disclosure in the filing.
·	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
·	The Portfolios may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Sincerely,

Michael J. Drayo
Senior Counsel

EXHIBIT A

Money Market Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.13%
12b-1 Distribution Fee	None
Other Expenses	0.03%
Total Annual Portfolio Operating Expenses[1]	0.16%

1 Vanguard and the Portfolio’s Board have voluntarily agreed to temporarily limit certain net operating expenses in excess of the Portfolio’s daily yield so as to maintain a zero or positive yield for the Portfolio. Vanguard and the Portfolio’s Board may terminate the temporary expense limitation at any time.

Short-Term Investment-Grade Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.13%
12b-1 Distribution Fee	None
Other Expenses	0.03%
Total Annual Portfolio Operating Expenses	0.16%

Total Bond Market Index Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.12%
12b-1 Distribution Fee	None
Other Expenses	0.03%
Total Annual Portfolio Operating Expenses	0.15%

EXHIBIT A

High Yield Bond Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.25%
12b-1 Distribution Fee	None
Other Expenses	0.03%
Total Annual Portfolio Operating Expenses	0.28%

Conservative Allocation Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	None
12b-1 Distribution Fee	None
Other Expenses	None
Acquired Fund Fees and Expenses	0.16%
Total Annual Portfolio Operating Expenses	0.16%

Moderate Allocation Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	None
12b-1 Distribution Fee	None
Other Expenses	None
Acquired Fund Fees and Expenses	0.16%
Total Annual Portfolio Operating Expenses	0.16%

EXHIBIT A

Balanced Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.21%
12b-1 Distribution Fee	None
Other Expenses	0.02%
Total Annual Portfolio Operating Expenses	0.23%

Equity Income Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.29%
12b-1 Distribution Fee	None
Other Expenses	0.02%
Total Annual Portfolio Operating Expenses	0.31%

Diversified Value Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.25%
12b-1 Distribution Fee	None
Other Expenses	0.03%
Total Annual Portfolio Operating Expenses	0.28%

EXHIBIT A

Total Stock Market Index Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	None
12b-1 Distribution Fee	None
Other Expenses	None
Acquired Fund Fees and Expenses	0.16%
Total Annual Portfolio Operating Expenses	0.16%

Equity Index Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.12%
12b-1 Distribution Fee	None
Other Expenses	0.03%
Total Annual Portfolio Operating Expenses	0.15%

Mid-Cap Index Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
12b-1 Distribution Fee	None
Other Expenses	0.03%
Total Annual Portfolio Operating Expenses	0.19%

EXHIBIT A

Growth Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.41%
12b-1 Distribution Fee	None
Other Expenses	0.03%
Total Annual Portfolio Operating Expenses	0.44%

Capital Growth Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.33%
12b-1 Distribution Fee	None
Other Expenses	0.03%
Total Annual Portfolio Operating Expenses	0.36%

Small Company Growth Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.34%
12b-1 Distribution Fee	None
Other Expenses	0.03%
Acquired Fund Fees and Expenses[1]	0.01%
Total Annual Portfolio Operating Expenses	0.38%

1 Acquired Fund Fees and Expenses are not included in the Portfolio’s financial statements, which provide a clearer picture of a portfolio’s actual operating costs.

EXHIBIT A

International Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.37%
12b-1 Distribution Fee	None
Other Expenses	0.03%
Total Annual Portfolio Operating Expenses	0.40%

REIT Index Portfolio

Annual Portfolio Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.24%
12b-1 Distribution Fee	None
Other Expenses	0.03%
Total Annual Portfolio Operating Expenses	0.27%